OMB APPROVAL
OMB Number: 3235-0515
Expires: April 30, 2008
Estimated average burden hours per response...43.5

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 12)
LAFARGE NORTH AMERICA INC.

(Name of Subject Company (issuer))
EFALAR INC.
a wholly owned subsidiary of
LAFARGE S.A.

(Names of Filing Persons (Offerors))
COMMON STOCK, PAR VALUE $1.00 PER SHARE

(Title of Class of Securities)
505862-10-2

(CUSIP Number of Class of Securities)
Laurent Alpert
Cleary Gottlieb Steen & Hamilton LLP
One Liberty Plaza
New York, New York 10006
Telephone: (212) 225-2340

(Name, address, and telephone numbers of person authorized
to receive notices and communications on behalf of filing persons)
Calculation of Filing Fee

Transaction valuation*	Amount of filing fee**
$3,326,185,039.50	$355,901.80

*	Estimated for purposes of calculating the amount of filing fee only. The calculation assumes the purchase of all outstanding shares of common stock, par value $1.00 per share, of Lafarge North America Inc., a Maryland corporation, other than the shares owned by Lafarge S.A. and its subsidiaries, at a purchase price of $85.50 per share, net to the seller in cash. As of May 13, 2006 there were 79,111,237 shares of common stock outstanding, of which 40,208,488 shares are owned by Lafarge S.A. and its subsidiaries. As a result, this calculation assumes the purchase of 38,902,749 shares.

**	the amount of filing fee is calculated in accordance with Rule 240.0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 5 for fiscal year 2006 issued by the Securities and Exchange Commission on November 23, 2005. Such fee equals 0.010700% of the transaction value.
☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

1.	Amount Previously Paid:	$255,446.94	2.	Amount Previously Paid:	$23,841.71
	Form or Registration No.:	Schedule TO-T		Form or Registration No.:	Schedule TO-T/A
	Filing Party:	Lafarge S.A.		Filing Party:	Lafarge S.A.
	Date Filed:	February 21, 2006		Date Filed:	April 7, 2006

3.	Amount Previously Paid:	$28,383.43
	Form or Registration No.:	Schedule TO-T/A
	Filing Party:	Lafarge S.A.
	Date Filed:	May 1, 2006
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☑	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☑	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

SEC2559 (6-05)	Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☑

     This Amendment No. 12 amends and supplements the Tender Offer Statement and Rule 13E-3 Transaction Statement filed under cover of Schedule TO (this “Schedule TO”) with the Securities and Exchange Commission (“SEC”) on February 21, 2006, by Lafarge S.A., a French société anonyme (“Parent”) and Efalar Inc., a Delaware corporation and direct, wholly-owned subsidiary of Parent (“Purchaser”). This Schedule TO relates to the amended offer by Purchaser to purchase all outstanding shares of common stock, par value $1.00 per share (“Common Shares”), of Lafarge North America Inc., a Maryland corporation (the “Company”) not owned by Parent and its subsidiaries, at a purchase price of $85.50 per Common Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 21, 2006, the First Supplement to the Offer to Purchase, dated April 7, 2006, the Second Supplement to the Offer to Purchase, dated May 1, 2006 (the “Second Supplement”), in each case as amended by amendments to the Schedule TO filed by Parent with the SEC prior to the date hereof, and the related second revised Letter of Transmittal (which, as amended or supplemented from time to time, collectively constitute the “Second Amended Offer”).
Item 12. Exhibits.
(a)(1)(xxxv)     Press Release Issued by Lafarge S.A. on May 15, 2006.
Item 13. Information Required by Schedule 13E-3
     Item 11. Interest in Securities of the Subject Company.
     At 12:00 midnight, New York City time, on Friday, May 12, 2006, the Second Amended Offer expired and Parent accepted for payment all Common Shares tendered. Based on the report by the depositary, Purchaser acquired approximately 34,253,627 Common Shares (including guaranteed deliveries) pursuant to the Second Amended Offer.
     Concurrently with the expiration of the Second Amended Offer, Parent’s offer, through another of its wholly-owned subsidiaries, to acquire all of the exchangeable preference shares of Lafarge Canada Inc., a wholly-owned subsidiary of the Company, at the same per share price that was offered for the Common Shares (the “EPS Offer”) expired and Parent accepted for payment all exchangeable preference shares tendered. Based on the report by the depositary, approximately 444,230 exchangeable preference shares (including guaranteed deliveries) were acquired in the EPS Offer.
     The tendered Common Shares and the tendered exchangeable preference shares combined with the Common Shares already owned by Parent through its wholly-owned subsidiaries, represent approximately 92.37% of the outstanding Common Shares and exchangeable preference shares taken together as a single class.
     The full text of the press release announcing completion of the Second Amended Offer and EPS Offer is attached as Exhibit (a)(1)(xxxv) hereto and incorporated herein by reference.

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LAFARGE S.A.

By: /s/ Michel Bisiaux

Michel Bisiaux Corporate Secretary

EFALAR INC.

By: /s/ Michel Bisiaux

Michel Bisiaux Secretary

Dated: May 15, 2006

EXHIBIT INDEX

EXHIBIT	DESCRIPTION
(a)(1)(xxxv)	Press Release Issued by Lafarge S.A. on May 15, 2006.